August 8, 2023

VIA CORRESPONDENCE

Austin Pattan
Andrew Mew
Division of Corporation Finance
Disclosure Review Program
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Solar Inc. Annual Report on Form 20-F for the Year Ended December 31, 2022 Filed April 18, 2023 File No. 001-33107

Dear Mr. Pattan and Mr. Mew:

This letter sets forth the response of Canadian Solar Inc. (the “Company”) to the comments contained in the letter dated July 26, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 145

1.	We note your statement that you reviewed the Company’s register of members and public filings made by its shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

Ownership and/or controlling financial interest held by governmental entity of mainland China with respect to the Company

In connection with the required disclosures under paragraphs (a) and (b)(3) of Item 16I with respect to the Company, the Company respectfully submits that it relied on the beneficial ownership schedules, namely, Schedule 13Gs, Schedule 13Ds and the amendments thereto, filed by the Company’s major shareholders. Because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company believes such reliance is reasonable and sufficient. Based on the examination of the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by the Company’s major shareholders, other than Dr. Shawn (Xiaohua) Qu and BlackRock, Inc., no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of January 31, 2023.

Dr. Shawn (Xiaohua) Qu is founder, Chairman, President and Chief Executive Officer of the Company. Additionally, BlackRock, Inc. (NYSE: BLK) is an independent, publicly traded company listed on the New York Stock Exchange, with no single majority shareholder, according to its Form 10-K filed on February 24, 2023. Furthermore, the Proxy Statement filed on April 14, 2023 indicates that other than The Vanguard Group, Inc., BlackRock, Inc. and Kuwait Investment Authority (acting for and on behalf of the Government of the State of Kuwait), no shareholder owned beneficially more than 5% of any class of outstanding voting securities of BlackRock, Inc. as of March 31, 2023. Based on the foregoing, BlackRock, Inc. is not owned or controlled by a governmental entity of mainland China.

Based on the foregoing, the Company has determined that it is not owned or controlled by a governmental entity of mainland China, and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Ownership and/or controlling financial interest held by governmental entities in applicable foreign jurisdictions with respect to the Company’s consolidated foreign operating entities

In connection with the required disclosures under paragraphs (b)(2) and (b)(3) of Item 16I with respect to the Company’s consolidated foreign operating entities, the Company respectfully submits that it conducts operations through operating subsidiaries in which it has equity ownership. The Company respectfully clarifies that it does not maintain a variable interest entity structure that is intended to mimic direct ownership in the operating companies.

Exhibit 8.1 sets forth a list of significant subsidiaries, being the Company’s consolidated operating entities incorporated in various jurisdictions. The jurisdictions in which those foreign operating entities are incorporated are mainland China, Hong Kong, Canada, and Thailand. Except for CSI Solar Co., Ltd. (“CSI Solar”) and the operating entities held through CSI Solar, the Company holds 100% equity interests in each such foreign operating entity.

CSI Solar (SSE: 688472) successfully completed its initial public offering (“IPO”) in China and its shares started trading on the Shanghai Stock Exchange’s Sci-Tech Innovation Board on June 9, 2023. The Company has examined CSI Solar’s shareholder composition as of June 9, 2023, the date of its IPO, which is the latest publicly available shareholder list of CSI Solar.

As of June 9, 2023, the top 10 shareholders held an aggregate ownership of 83.99% in CSI Solar, while individual equity interests for all other shareholders amounted to less than 1% each. The Company is the largest shareholder, owning approximately 63.64% of CSI Solar. The remaining top 10 shareholders consisted of (i) three holding companies associated with CSI Solar’s employee stock ownership plan through which employees of CSI Solar and/or its subsidiaries hold an interest in CSI Solar, and (ii) six third-party institutional investors, none of whom owned more than 5% of CSI Solar. Based on the Company’s 63.64% ownership of CSI Solar and the limited ownership levels of other public shareholders, the Company has determined that governmental entities in mainland China do not have a controlling financial interest in CSI Solar.

The Company is unable to determine whether any of CSI Solar’s public shareholders, including the aforementioned six third-party institutional investors, is owned or controlled by governmental entities in mainland China. Therefore, it is unable to determine whether any share of CSI Solar is owned by governmental entities in mainland China.

In terms of the operating entities held through CSI Solar, CSI Solar holds 100% equity interests in each of such operating entities, with the exception of Canadian Solar Manufacturing (Thailand) Co., Ltd. which is 99.999996% held by CSI Solar. The rest of the equity interest of Canadian Solar Manufacturing (Thailand) Co., Ltd. is held by two natural persons, both of whom are members of the management and key employees of CSI Solar. There are no governmental entities in Thailand listed among this entity’s shareholders.

Based on the foregoing, the Company has determined that governmental entities in mainland China do not have a controlling financial interest in the Company’s significant subsidiaries.

Ownership held by governmental entity of Canada with respect to the Company

In connection with the required disclosures under paragraph (b)(2) of Item 16I with respect to the Company, the Company respectfully submits that, based on its shareholder register as of January 31, 2023, its shareholders include both (i) natural persons and (ii) institutional shareholders. Based on the examination of publicly available information, such as the major institutional shareholders’ websites and the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by them, to the best of the Company’s knowledge, no governmental entities in Canada own shares of any of the institutional shareholders. Therefore, to the best of the Company’s knowledge, no governmental entities in Canada own any shares of the Company.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company respectfully submits that with respect to the matter concerning Item 16I(b)(4), it has carried out an inquiry with all of its directors, to ascertain whether any director holds an official position within the Chinese Communist Party. Each director confirmed in their responses that none of them is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that the directors of the Company’s consolidated foreign operating entities fall into one of the following categories: (i) directors of the Company, (ii) employees of the Company or its subsidiaries, or (iii) former employee of a subsidiary of the Company. The directors of the Company are discussed above. For employees of the Company or its subsidiaries, based on the relevant employment profiles, the Company has determined that the applicable employees are not officials of the Chinese Communist Party. As for the director who is a former employee of the Company the director has confirmed in response to the Company’s inquiry that he is not an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided solely for “Canadian Solar, Inc.” We also note that your list of principal subsidiaries and consolidated affiliated entities in Exhibit 8.1 appears to indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Response: The Company respectfully submits to the Staff that, based on the analysis in the response to comment 1, to the best of the Company’s knowledge, except as disclosed in the response to comment 1 above, no governmental entities in mainland China, Hong Kong, Canada, and Thailand own shares of the Company and the Company’s significant subsidiaries.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response: With respect to the required submission under paragraph (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the response to comment 1, the governmental entities in mainland China do not have a controlling financial interest in the Company and the Company’s significant subsidiaries. With respect to the required submission under paragraph (b)(5) of Item 16I, please refer to the response to comment 4 below.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response: The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

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If you have any additional questions or comments regarding the Form 20-F, please contact the Company’s counsel, David Zhang at david.zhang@kirkland.com or at + 852 3761 3318 (work) or +852 9124 8324 (cell), or Louis Rabinowitz at louis.rabinowitz@kirkland.com or at +852 3761 3593 (work) or +852 6398 4103 (cell), of Kirkland & Ellis. Thank you.

Very truly yours,

By:	/s/ Huifeng Chang
Name: Huifeng Chang
Title: Director and Chief Financial Officer

cc:	David Zhang, Esq., Kirkland & Ellis
Louis Rabinowitz, Esq., Kirkland & Ellis Calvin Chen, Deloitte Touche Tohmatsu Certified Public Accountants LLP